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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                               (AMENDMENT NO. 16)*

                             THE LIBERTY CORPORATION
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   530370 10 5
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                                 (CUSIP NUMBER)

                                December 31, 1998
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              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

                [ ]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [X]  Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages.


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CUSIP NO.    530370 10 5         SCHEDULE 13G        PAGE   2   OF   4   PAGES
           ---------------                                -----     ---


(1)     NAMES OF REPORTING PERSONS

        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                            Edward Fishburne Hipp
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(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (A)   [ ]
                                                                 (B)   [X]
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(3)     SEC USE ONLY
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(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                                            United States of America
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                     (5)      SOLE VOTING POWER

   NUMBER OF                                107,000 Shares
    SHARES           ----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          (6)      SHARED VOTING POWER
    EACH
  REPORTING                                 1,188,507 Shares
 PERSON WITH         ----------------------------------------------------------

                     (7)      SOLE DISPOSITIVE POWER

                                            107,000 Shares
                     ----------------------------------------------------------

                     (8)      SHARED DISPOSITIVE POWER

                                            1,188,507 Shares
                     ----------------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            1,295,507 Shares
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(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES *
                                                                            [ ]
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(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                            7.0%
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(12)    TYPE OF REPORTING PERSON *

                                            IN
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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                               Page 2 of 4 pages.
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                        AMENDMENT NO. 16 TO SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

                                  The Liberty Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                  2000 Wade Hampton Boulevard
                                  Greenville, South Carolina  29615

ITEM 2(a).  NAME OF PERSON FILING:

                                  Edward Fishburne Hipp

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                                  3072 Little River Road
                                  Hendersonville, NC  28739

ITEM 2(c).  CITIZENSHIP:

                                  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                                  Common Stock

ITEM 2(e).  CUSIP NUMBER:

                                  530370-10-5

ITEM 3.     Not Applicable

ITEM 4.     OWNERSHIP:

            (a)  Amount Beneficially Owned:                     1,295,507 shares
            (b)  Percent of Class:                                          7.0%

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote      107,000 shares

                 (ii)  Shared power to vote or direct the vote  1,188,507 shares

                 (iii) Sole power to dispose or direct the
                       disposition of                             107,000 shares

                 (iv)  Shared power to dispose or direct the
                       disposition of                           1,188,507 shares

         Mr. Hipp disclaims beneficial ownership of all the shares shown above except the 107,000 shares as to which he has sole voting and dispositive power.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                                  Not applicable.

                                Page 3 of 4 Pages


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ITEM 6.     OWNERSHIP OR MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The shares shown in Item 4(ii) and (iv) above are held by persons or entities having the right to receive dividends and sale proceeds as follows:

         (a) 1,097,012 shares (or 5.9%) are held by Wachovia Bank, Greenville, South Carolina, as trustee for the benefit of Mr. Hipp's brothers and sisters. Mr. Hipp, Mr. Hipp's brothers and sisters and William R. Patterson are the committeemen for these trusts and must approve the action of the trustee taken with respect to the voting and disposition of shares held in the trusts but not action with respect to distribution of dividends or sale proceeds, which may be accumulated or distributed to the beneficiaries.

         (b) 70,000 shares (or .4%) are held by the Jane F. Hipp Children's Twelve-Year Grantor Income Trust. Mr. Hipp is a trustee of the Trust.

         (c) 12,160 shares (or .1%) are held by Mr. Hipp's wife and by or for his minor children.

         (d) 9,335 shares (or .1%) are held by the Edward Fishburne Hipp 1991 Family Trust for the benefit of his children. Mr. Hipp's wife and brother (H. Neel Hipp, Jr.) serve as Co-Trustees of the trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                  Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                  Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

                                  Not applicable.

ITEM 10.    CERTIFICATION:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February    10    , 1999                          /s/ Edward Fishburne Hipp
         ---------                          -----------------------------------
                                                      Edward Fishburne Hipp

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